EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended June 30, 2008	For the Six Months Ended June 30, 2008

Earnings before income taxes	$1,179	$2,039

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(20)	(48)
Dividends from less than 50% owned affiliates	48	49
Fixed charges	379	732
Interest capitalized, net of amortization	(2)	(1)

Earnings available for fixed charges	$1,584	$2,771

Fixed charges:
Interest incurred:
Interest expense	$339	$653
Capitalized interest	2	3

	341	656
Portion of rent expense deemed to represent interest factor	38	76

Fixed charges	$379	$732

Ratio of earnings to fixed charges	4.2	3.8